Filed by Energy Transfer Operating, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Energy Transfer LP

Commission File No.: 001-32740

Date: February 25, 2019

Energy Transfer Operating, L.P. Commences Exchange Offers

for Senior Notes of Energy Transfer LP

DALLAS, TEXAS—February 25, 2019—Energy Transfer Operating, L.P. (formerly, Energy Transfer Partners, L.P., and a subsidiary of Energy Transfer LP) (“ETO”) today announced that it has commenced offers to exchange (each, an “Exchange Offer” and, collectively, the “Exchange Offers”) any and all validly tendered and accepted senior notes of the series listed below issued by Energy Transfer LP (formerly, Energy Transfer Equity, L.P.) (NYSE: ET) for new senior notes to be issued by ETO as described in the table below (the “New ETO Notes”). A Registration Statement on Form S-4 (the “Registration Statement”) relating to the issuance of the New ETO Notes was filed with the United States Securities and Exchange Commission (the “SEC”) on February 25, 2019, but the SEC has not yet declared the Registration Statement effective.

Title of Series of Existing ET Notes/CUSIP Number(s) (Collectively, the “Existing ET Notes”)	Aggregate Principal Amount Outstanding	Series of New ETO Notes	Exchange Consideration(1) (Principal Amount of New ETO Notes)	Early Tender Premium(1) (Principal Amount of New ETO Notes)	Total Exchange Consideration(2) (Principal Amount of New ETO Notes)
7.500% Senior Notes due 2020 / 29273VAC4	$1,187,032,000	7.500% Notes due 2020	$970	$30	$1,000
4.250% Senior Notes due 2023 / 29273VAG5	$1,000,000,000	4.250% Notes due 2023	$970	$30	$1,000
5.875% Senior Notes due 2024 / 29273VAD2 / 29273VAE0	$1,150,000,000	5.875% Notes due 2024	$970	$30	$1,000
5.500% Senior Notes due 2027 / 29273VAF7	$1,000,000,000	5.500% Notes due 2027	$970	$30	$1,000

(1)	For each $1,000 principal amount of Existing ET Notes accepted for exchange.
(2)	Includes Early Tender Premium (as defined herein).

In connection with the Exchange Offers, ETO is also soliciting consents (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations” and, together with the Exchange Offers, the “Exchange Offers and Consent Solicitations”) from holders of the Existing ET Notes to amend (the “Proposed Amendments”) the indentures governing the Existing ET Notes (the “ET Indentures”), upon the terms and subject to the conditions set forth in the Prospectus (as defined below), to eliminate certain of the covenants, restrictive provisions and events of default included therein. If the Proposed Amendments are adopted, the Existing ET Notes will be governed by the ET Indentures, as amended by the Proposed Amendments, which will have less restrictive terms and afford reduced protections to the holders of those securities compared to those terms and protections currently in the ET Indentures or applicable to the New ETO Notes. In order for the Proposed Amendments to the ET Indentures to be adopted, holders of at least a majority of the aggregate principal amount of the Existing ET Notes outstanding must consent to them, and those consents must be received and not withdrawn prior to the Expiration Deadline (as defined below).

In exchange for each $1,000 principal amount of Existing ET Notes that is validly tendered at or prior to 5:00 p.m., New York City time, on March 8, 2019, unless extended (such date and time with respect to an Exchange Offer and Consent Solicitation, as the same may be extended for such Exchange Offer and Consent Solicitation, the “Early Tender Deadline”), and not validly withdrawn, holders of Existing ET Notes will be eligible to receive the applicable total exchange consideration set out in the table above (the “Total Exchange Consideration”), which includes the applicable early tender premium set out in such table (the “Early Tender Premium”). In exchange for each $1,000 principal amount of Existing ET Notes validly tendered after the Early Tender Deadline but prior to 11:59 p.m., New York City time, on March 22, 2019, unless extended (such date and time with respect to an Exchange Offer and Consent Solicitation, as the same may be extended for such Exchange Offer and Consent Solicitation, the “Expiration Deadline”), and not validly withdrawn, holders of Existing ET Notes will be eligible to receive only the applicable exchange consideration set out in such table (the “Exchange Consideration”).

Each series of New ETO Notes will accrue interest from the most recent date on which interest has been paid on the corresponding series of Existing ET Notes accepted in the Exchange Offer and Consent Solicitation for such series of New ETO Notes; provided, that interest will accrue only with respect to the aggregate principal amount of New ETO Notes a holder receives, which will be less than the principal amount of Existing ET Notes tendered for exchange if such holder tenders its Existing ET Notes after the Early Tender Deadline. If, pursuant to the Exchange Offers, a tendering holder of Existing ET Notes would otherwise be entitled to receive a principal amount of any series of New ETO Notes that is not equal to $2,000 or an integral multiple of $1,000 in excess thereof, such principal amount will be rounded down to the nearest $2,000 or integral multiple of $1,000 in excess thereof, and such holder of Existing ET Notes will receive pursuant to the Exchange Offers the rounded principal amount of New ETO Notes plus cash equal to the sum of the principal amount of New ETO Notes not received as a result of rounding down plus accrued and unpaid interest thereon at the rate of the applicable Existing ET Notes to the settlement date. Except as set forth above, no accrued but unpaid interest will be paid with respect to Existing ET Notes tendered for exchange. The New ETO Notes will be senior unsecured obligations of ETO and will rank equally in right of payment with all of its existing and future senior unsecured debt, including debt under ETO’s revolving credit facility, its existing senior notes and the senior notes of its subsidiary, Sunoco Logistics Partners Operations L.P. (“SXL Opco”). The New ETO Notes will be fully and unconditionally guaranteed by SXL Opco for as long as it guarantees any of ETO’s other long-term debt.

Each Exchange Offer and Consent Solicitation is subject to a number of conditions, including the effectiveness of the Registration Statement, the valid receipt of the requisite consents and the completion of each of the other Exchange Offers and Consent Solicitations, unless otherwise waived by ETO.

The Dealer Managers for the Exchange Offers and the Solicitation Agents for the Consent Solicitations are:

Citigroup	J.P. Morgan	TD Securities
388 Greenwich Street, 7th Floor New York, New York 10013 Attn: Liability Management Group Collect: (212) 723-6106 Toll-Free: (800) 558-3745	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Attention: Liability Management Group Collect: (212) 834-3424 Toll-Free: (866) 834-4666	TD Securities (USA) LLC 31 West 52nd Street New York, New York 10019 Attn: Liability Management Group Toll-Free: (855) 495-9846

The Information Agent and Exchange Agent for the Exchange Offers and Consent Solicitations is:

Global Bondholder Services Corporation

65 Broadway, Suite 404

New York, New York 10006

Banks and Brokers Call Collect: (212) 430-3774

All Others Call Toll-Free: (866) 924-2200

The Exchange Offers and Consent Solicitations are being made upon the terms and subject to the conditions set forth in ETO’s preliminary prospectus, dated as of February 25, 2019 (the “Prospectus”), which forms a part of the Registration Statement. Tenders of Existing ET Notes may be validly withdrawn (and the related consents to the Proposed Amendments revoked as a result) at any time before the Expiration Deadline. Following the Expiration Deadline, tenders of Existing ET Notes may not be validly withdrawn unless ETO is required by law to permit withdrawal. In the event of termination of the Exchange Offers, the Existing ET Notes tendered will be promptly returned to the tendering holders. Consents to the applicable Proposed Amendments may only be revoked by validly withdrawing the tendered Existing ET Notes prior to the Early Tender Deadline, but may not be revoked after the Early Tender Deadline even if holders validly withdraw tenders of any particular series of Existing ET Notes. Requests for documents may be directed to the Information Agent at the address and telephone numbers provided above.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The Exchange Offers may be made only pursuant to the terms of the Prospectus and the other related materials. A Registration Statement relating to the New ETO Notes has been filed with the SEC but has not yet become effective. The New ETO Notes may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement is declared effective by the SEC.

Energy Transfer Operating, L.P. owns and operates one of the largest and most diversified portfolios of energy assets in the United States. Strategically positioned in all of the major U.S. production basins, its core operations include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids (NGL) and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. Energy Transfer Operating, L.P.’s general partner is owned by Energy Transfer LP (NYSE: ET).

Energy Transfer LP (NYSE: ET) owns and operates one of the largest and most diversified portfolios of energy assets in the United States, with a strategic footprint in all of the major U.S. production basins, ET is a publicly traded limited partnership with core operations that include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids (NGL) and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ET, through its ownership of Energy Transfer Operating, L.P., formerly known as Energy Transfer Partners, L.P., also owns the general partner interests, the incentive distribution rights and 28.5 million common units of Sunoco LP (NYSE: SUN), and the general partner interests and 39.7 million common units of USA Compression Partners, LP (NYSE: USAC).

Forward-Looking Statements

Statements about the Exchange Offers and Consent Solicitations may be forward-looking statements. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “intends,” “projects,” “plans,” “expects,” “continues,” “estimates,” “goals,” “forecasts,” “may,” “will” and other similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of ETO, and a variety of risks that could cause results to differ materially from those expected by management of ETO. Important information about issues that could cause actual results to differ materially from those expected by management of ETO can be found in ETO’s public periodic filings with the SEC, including its Annual Report on Form 10-K. ETO undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Energy Transfer Operating, L.P.

Investor Relations:

William Baerg, Brent Ratliff, Lyndsay Hannah, 214-981-0795

or

Media Relations:

Vicki Granado and Lisa Dillinger, 214-840-5820